NESTLÉ S.A.

082-01252

RECEIVED

07024653

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

June 13, 2007

PROCESSED
JUN 27 2007
THOMSON
FINANCIAL

SUPPL

Internet Posting of Rule 12g3-2(b) Materials

Ladies and Gentlemen,

The recently adopted revisions of Rule 12g3-2(b) of the Securities and Exchange Act of 1934, as amended, will permit Nestlé S.A., a company registered in Switzerland, who maintains a Rule 12g3-2(b) exemption, to post documents, required to be filed with the SWX Swiss Exchange, on its proprietary internet website in lieu of furnishing the Securities and Exchange Commission (SEC) with such documents in paper format.

In order to satisfy such document submission conditions of Rule 12g3-2(b), as amended, please be informed that, pursuant to new Rule 12g3-2(e), English versions of Nestlé S.A.'s Management Report (including annual financial statements), interim reports, documents directly distributed to the holders of Nestlé S.A. securities, the Annual Information Update, press releases as well as other communications are and will be published on Nestlé S.A.'s website at http://www.nestle.com.

Nestlé S.A. shall continue to file to the SEC in paper format a copy of all documents filed with the SWX Swiss Exchange which are not posted on the above-mentioned website.

Please do not hesitate to contact the undersigned (phone: +41 21 924 2719; e-mail: michele.burger@nestle.com) should you have any questions.

Yours sincerely,

Nestlé S.A.

dlw 6/25

Michèle Burger

END

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